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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Announces KLM Intention for up to 35 E195-E2 Jets

Paris, France, June 19, 2019 – Embraer announced today, at the 53rd International Paris Air Show, KLM Cityhopper’s intention to purchase up to 35 E195-E2 jets, 15 firm orders with purchase rights for a further 20 aircraft of the same model. This intention, which still requires a Purchase Agreement, has a value of USD 2.48 billion based on Embraer’s current list prices. The order will be added to Embraer's backlog as soon as a firm contract is completed.

“With a fleet of 49 E-Jets, KLM is already the largest Embraer operator in Europe and adding KLM to the E2 family of operators would be a huge vote of confidence in Embraer, our after sales care, and the E2 programme. The aircraft uses 30% less fuel per seat compared to KLM Cityhopper’s current E190s. And in terms of aircraft noise, the aircraft is the quietest in its class both internally for passengers, and externally, by a significant margin*”, said John Slattery, President and CEO, Embraer Commercial Aviation.

KLM President & CEO Pieter Elbers, said, “Embraer has been a key partner for KLM and Cityhopper over the past ten years. Our customers appreciate the E190 and E175’s. The E2 would be a welcome addition to the KLM fleet, giving us greater capacity flexibility and help to manage down costs. In addition, the environmentally friendly E195-E2 also supports our sustainability goals with lower levels of noise and emissions.”

The economic and environmental performance of the aircraft makes the E195-E2 the ideal aircraft for growing KLM’s European business and supporting their hub-and-spoke operation, complementing the mainline fleet. This is why Embraer nicknamed the jet – The Profit Hunter.

KLM Cityhopper started the process of replacing its fleet of venerable Fokker aircraft for E-Jets in 2008, in order to enhance the existing network and to permit the efficient development of new routes. KLM Cityhopper’s all Embraer fleet currently has 49 E-Jets, the largest E-Jet fleet in Europe – 32 E190s and 17 E175s.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers from all over the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleet of 75 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

*Note to Editors

External noise technical information: the cumulative margin to ICAO Stage IV noise limit ranges from 19 to 20 EPNdB, 4.0 EPNdB better than its direct competitor.

About KLM Cityhopper

KLM Cityhopper is Europe’s largest regional carrier. In 2018 it operated more than 300 flights per day from Amsterdam Airport Schiphol to 72 European destinations. Since 2018, KLM Cityhopper’s fleet consists entirely of Embraer jets, including 32 E190s and 17 E175s. This will give KLM the single largest Embraer fleet in Europe.

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer